Exhibit 4.2

Incorporated in the Cayman Islands

Zuoan Fashion Limited

This is to certify that

Specimen

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value

	Ordinary	US$	0.00025

Date of Record	Certificate Number	% Paid

100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Given under the Common Seal of the Company

Director	Director / Secretary